

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 22, 2011

Via E-mail
Mr. Jerry Kieliszak
Senior Vice President and Chief Financial Officer
Chyron Corporation
5 Hub Drive
Melville, New York, 11747

     Re: Chyron Corporation
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 23, 2011
             Form 10-Q for the quarterly period ended September 30, 2011
             Filed November 9, 2011
             File No. 001-09014

Dear Mr. Kieliszak:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Critical Accounting Policies and Estimates, page 45

Income Taxes, page 47

1.   We note that deferred tax assets of $20.2 million comprise more than half of total assets as of December 31, 2010. Please tell us your consideration of the factors that led you to conclude that it is more likely than not that you will be able to generate enough taxable income to utilize the respective net operating losses and

that additional valuation allowance was not necessary. Please refer to FASB ASC 740-10-30 and ensure that you also address the following in your response:

- Describe the nature of all the positive and negative evidence you evaluated;
- Discuss the basis for taxable future income given the net losses incurred in the year ended December 31, 2010 and 2009;
- Discuss your ability to forecast future earnings and profits as you experience a "reinvention" of your core business and transition from traditional product sales to a services model.

Form 10-Q for the quarterly period ended September 30, 2011

Financial Statements

Note 8. Income Taxes, page 13

2.   We note that you incurred income tax expense in the third quarter due to an increase of $2.7 million to the valuation allowance. Please tell us the specific factors that occurred in the third quarter which led you to conclude that an increase to the valuation allowance was necessary. Discuss your consideration of whether any of these factors impacted prior periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding any of these comments. You may also contact

Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief